

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of November 30, 2024

The principal balances and results accumulated for the period ending November 2024 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,306,119
Loans and accounts receivables from customers and banks, net	39,673,509
Loans and accounts receivables from customers at fair value, net	70,116
Financial instruments	8,034,982
Financial derivative contracts	12,557,901
Other asset ítems	4,644,422
Total assets	**67,287,049**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,136,895
Time deposits and other time liabilities	16,757,156
Issued debt and regulatory capital instruments	10,837,521
Financial derivative contracts	12,682,447
Other liabilities ítems	9,509,383
Total equity	4,363,647
Total liabilities and Equity	**67,287,049**

Equity attributable to:	
Equity holders of the Bank	4,255,244
Non-controlling interest	108,403

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	1,636,125
Net fee and commission income	497,321
Result from financial operations	227,589
Total operating income	**2,361,035**
Provision for loan losses	(478,841)
Support expenses	(830,059)
Other results	(93,811)
Income before tax	**958,324**
Income tax expense	(184,135)
Net income for the period	**774,189**

Attributable to:	
Equity holders of the Bank	761,479
Non-controlling interest	12,710

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Noviembre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Noviembre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.306.119
Créditos y cuentas por cobrar a clientes y bancos	39.673.509
Créditos y cuentas por cobrar a clientes a valor razonable	70.116
Instrumentos financieros	8.034.982
Contratos de derivados financieros	12.557.901
Otros rubros del activo	4.644.422
Total Activos	**67.287.049**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.136.895
Depósitos y otras captaciones a plazo	16.757.156
Instrumentos de deuda y capital regulatorio emitidos	10.837.521
Contratos de derivados financieros	12.682.447
Otros rubros del pasivo	9.509.383
Total patrimonio	4.363.647
Total Pasivos y Patrimonio	**67.287.049**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.255.244
Interés no controlador	108.403

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.636.125
Ingresos netos de comisiones	497.321
Resultado de operaciones financieras	227.589
Total ingresos operacionales	**2.361.035**
Gasto de pérdidas crediticias	(478.841)
Gastos de apoyo	(830.059)
Otros resultados	(93.811)
Resultado antes de impuesto	**958.324**
Impuesto a la renta	(184.135)
Utilidad consolidada del periodo	**774.189**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	761.479
Interés no controlador	12.710

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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